

DIVISION OF
CORPORATION FINANCE

August 2, 2010

By U.S. Mail and Facsimile to: (973) 740-5264

Scott T. Parker
Executive Vice President and Chief Financial Officer
CIT Group Inc.
505 Fifth Avenue
New York, New York 10017

> **Re:** **CIT Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed March 18, 2010**
> **File No. 001-31369**

Dear Mr. Parker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 15

1.   We note your risk factor disclosed on page 18 which reads in part "downgrades in our short- and long-term credit ratings in March 2008, April 2009 and June 2009 to below investment grade and ultimately our bankruptcy filing had the practical effect of leaving us without access to the commercial paper market and other unsecured term debt markets." We also note your disclosure on page 54 of your

March 31, 2010 Form 10-Q related to changes in Standard & Poor's credit ratings. Please revise future interim and annual filings to disclose your credit ratings assigned by each rating agency as of period end and to include a narrative disclosure describing any changes in your credit ratings from the prior period.

Item 3. Legal Proceedings, page 26

2.   We note your disclosures here and on pages 146 and 147 related to the "*Pilot Training School Bankruptcy*" case. It appears that the court approved a preliminary settlement on this case in November 2008. And, as disclosed on pages 63 and 64 of your March 31, 2010 Form 10-Q, the courts reached final approval of the settlement on March 22, 2010. Please tell us and revise future filings to disclose the amount of the settlement, and how you accounted for the liability and related litigation expense in your financial statements.

Item 7. Management's Discussion and Analysis

Reserve and Provision for Credit Losses, page 48

3.   Please revise future filings to present a breakdown of the reserve for credit losses by loan type and the percentage of loans in each category to total loans as of each of the last five years as required by Item IV.B of Industry Guide 3.

Non-accrual, Restructured and Past Due Loans at December 31, page 50

4.   We note your tabular disclosure here regarding Restructured Loans, including the related footnote disclosure regarding commitments to lend to debtors owing receivables whose terms have been modified in troubled debt restructurings. Please tell us and revise future filings to disclose whether you hold any loans for which the loan terms were modified and/or loans that were considered troubled debt restructurings for any period presented, and how such loans relate to your Restructured Loans as presented. Further, in light of the continuing material increases in your delinquent loans and the increased scrutiny surrounding the lending industry in general, please tell us and consider revising your future annual and quarterly filings to address the following related to your loan modification programs:
   a. Include a tabular disclosure of the amount of gross loans included in each of your loan modification programs and in aggregate, detailed by loan category and performing versus nonperforming status;
   b. Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status;
   c. Quantify the types of concessions made, including reduction in interest rate, payment extensions, forgiveness of principal, forbearance or other actions;

> d. Provide a narrative disclosure addressing your success with each of the different types of concessions; and
>
> e. If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

Item 8. Financial Statements

Note 1 – Business and Summary of Significant Accounting Policies
Impaired Finance Receivables, page 93

5.   We note you had impaired loans of $1,721 million, $2,310 million and $1,035 million at March 31, 2010, and December 31, 2009 and 2008, respectively. We also note that you had Non-accrual Loans of $1,932 million, $1,574 million and $2,825 million at March 31, 2010, and December 31, 2009 and 2008, respectively. It is unclear from your accounting policy disclosures whether and how your impaired loans balance relates to your non-accrual loans balance. Please tell us and revise future filings to clarify the relationship between these two loan classifications, specifically addressing the fact that the impaired loans balance was less than the non-accrual loans balance as of March 31, 2010 and December 31, 2008, but greater than the non-accrual loans balance as of December 31, 2009. Please also tell us and revise future filings to more thoroughly describe your accounting policies related to both impaired loans and non-accrual loans.

Note 2- Fresh Start Accounting

6.   We note the Company determined its reorganization equity value with assistance from an independent financial advisor. In order to help us gain a more thorough understanding of how this value was determined, please supplementally provide us with your valuation report(s).

7.   We note the final reorganization value was a weighted average of the discounted cash flow, public company and merged and acquired company methods. Further, we note these methods produced ranges of values that were adjusted for available cash. Please explain to us in further detail how available cash impacted your final reorganization value.

Note 3 – Loans, page 105

8.   We note your disclosure here of loans by segment based on obligor location as of
        December 31, 2009 and 2008. Please revise future filings to present this
        information for each of the last _five_ years as required by Item III.A of Industry
        Guide 3.

Note 8 – Deposits, page 112

9.   Please revise future filings to disclose the amount outstanding of deposits in
        amounts of $100,000 or more by time remaining until maturity as required by
        Item V.D of Industry Guide 3.

Note 18 – Income Taxes, page 128

10.   We note your deferred tax asset item entitled "Other" with a balance of $1,090
        million and $475 million at December 31, 2009 and 2008, respectively. Please
        tell us and revise future filings to more clearly and thoroughly describe this
        component of your deferred tax asset.

Note 20 – Commitments, page 144

11.   We note your disclosures on page 145 related to letters of credit and guarantees.
        We remind you of the requirement in Item 303 of Regulation S-K to discuss any
        known trends or uncertainties that you may reasonably expect to have a material
        favorable or unfavorable impact on your income from operations, liquidity and
        capital resources and quantify to the extent possible. For example, you disclose
        that deferred purchase credit protection agreements (guarantees) have been
        increasing during 2009 while traditional factoring volumes have been declining.
        Please revise your MD&A in future filings to more thoroughly discuss the risks
        and uncertainties associated with developing your estimated liability for
        guarantees, particularly in situations where you have limited experience dealing
        with certain counterparties. Please also consider disclosing this information in
        your future interim filings.

Note 21 – Contingencies, page 145

12.   We note your outstanding DP Agreements increased significantly during the year.
        Please tell us and revise your future filings to disclose the following additional
        information related to these agreements. Refer to ASC 460-10-50 for guidance.
        a. Whether the amounts disclosed represent the maximum potential amount of
            future payments you could be required to make if a client's customer is unable
            to pay; and
        b. The current carrying amount of the related liability, including the amount, if

any, recognized under ASC 450-20-30. Consider proving a tabular reconciliation of changes from the prior reporting period.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

13.   We note that your amended Form 10-K does not set forth the complete text of Items 8 and 9A, as amended. We also note that you have not included any of the required certifications. Please refer to Rule 12b-15 and refile the amended Form 10-K accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor